RESIDENTIAL LEASE AGREEMENT

Invesync, LLC

This Lease Agreement (the "Agreement") is made and entered into this 11/2/2024 by and between **Invesync, LLC**(hereinafter referred to as the "Landlord") and **Hailey Dobbins** (hereinafter referred to as the "Tenant").

1. PARTIES AND OCCUPANTS

This Agreement is between **Invesync, LLC**, as the Landlord, and **Hailey Dobbins**, as the Tenant. Each Tenant is jointly and severally responsible for paying rent and complying with all terms of this Agreement. The Premises shall be used only by the Tenant and any other occupants approved in writing by the Landlord. Guests are allowed for no more than 3 consecutive days without prior written consent from the Landlord.

2. LEASED PREMISES

Landlord leases to Tenant, and Tenant leases from Landlord, the premises located at **725 East River Rd. Elyria Ohio** (the "Premises"), for residential purposes only.

3. LEASE TERM

This Lease Agreement shall be a **month-to-month** contract, beginning on 12/01/2024, and will automatically renew each month unless either party provides at least **30 days'** written notice of intent to terminate or modify the Agreement.

4. RENT

- The monthly rent is **$900.00**, due on the **1st day of each month**.
- Rent payments are to be made via **online portal, bank deposit or check**.
- Rent is considered late if not received by the **3rd day of the month**. If rent is late for **two consecutive months**, it will be considered a breach of the lease and grounds for eviction.

5. SECURITY DEPOSIT

Tenant agrees to pay a security deposit equal to **one month's rent** upon signing this Lease. The security deposit is not an advance payment of rent and will be held to secure the performance of all terms of this Agreement. The deposit will be refunded within **30 days** after the Tenant vacates the Premises, minus any deductions for damages or unpaid amounts, accompanied by an itemized statement.

6. PET POLICY

- **Cats only** are allowed with prior written approval from the Landlord. A fee of **$25 per month per cat** will be added to the rent.
- No more than **2 cats** are permitted on the Premises.
- Tenant is responsible for any damages caused by pets and must clean up all pet waste immediately. If the Landlord is required to remove waste, a fee of **$75 per hour**, with a minimum charge of one hour, will be assessed.

7. UTILITIES

● Tenant is responsible for **electricity, gas, internet, and cable services**. ● The Landlord will provide **water, sewer, and trash**. However, excessive use of water will incur an additional charge. Excessive use is defined as **500 Gallons** above the average monthly usage, and the Tenant will be charged **$10** per excess **500 Gallons**. ● No pools or large water-consuming devices are permitted without prior written approval, and any water use for these purposes will be charged to the Tenant.

8. MAINTENANCE AND REPAIRS

- The Tenant agrees to maintain the Premises in clean, good condition and promptly notify the Landlord of any necessary repairs.
- The Landlord is responsible for major repairs unless they are due to the Tenant's negligence.
- Minor maintenance, such as replacing light bulbs, furnace filters, and batteries, is the Tenant's responsibility.
- **No alterations** to the Premises, including painting, are permitted without the Landlord's prior written consent.
- Tenant is responsible for snow and ice removal from sidewalks, driveways, and entryways. Failure to do so may result in charges for services if the Landlord must arrange removal. The Tenant is liable for any injuries resulting from failure to clear snow and ice.
- **No candles** are allowed to be lit on the Premises to reduce the risk of fire.

9. USE OF PREMISES

The Premises shall be used solely for residential purposes by the Tenant. Operating a business from the Premises is prohibited without prior written consent from the Landlord. Violations of this clause will result in immediate termination of the Lease.

10. ENTRY AND INSPECTION

The Landlord reserves the right to enter the Premises to make repairs, inspect the property, or show it to prospective tenants or buyers. The Landlord will provide **24 hours' notice** before entering, except in cases of emergency, where no notice is required.

11. NOISE AND CONDUCT

The Tenant agrees to maintain peace and not cause any disturbances to neighbors, especially between the hours of **9 PM and 7 AM**. Repeated violations of this clause may result in eviction.

12. SMOKING POLICY

Smoking is strictly **prohibited** inside the Premises. Any evidence of smoking inside the unit will result in cleaning and deodorizing fees being deducted from the security deposit.

13. PARKING

The Tenant is permitted to park **1 vehicle(s)** in the designated parking area. Vehicles must be properly registered and insured. Unauthorized vehicles may be towed at the Tenant's expense. **No mechanical repairs or oil changes** are allowed in parking spaces or driveways.

14. WATER AND DRAINAGE

Tenant must not dispose of grease, fats, or oils down any drains. Feminine hygiene products, wipes, and other non-flushable items must not be flushed down the toilet. The Tenant will be responsible for any plumbing issues resulting from improper disposal.

15. LIABILITY

The Landlord will not be liable for damage to the Tenant's personal property.

16. INSURANCE

Though renter's insurance is not required, it is highly recommended to protect the Tenant's personal property.

17. SUBLETTING AND ASSIGNMENT

Subletting or assigning this Lease to another party is prohibited without the prior written consent of the Landlord.

18. LOCKOUTS AND LOCK CHANGES

- A **$25 lockout fee** will be charged if the Tenant requires access to the Premises due to a lost key.
- The cost to change locks due to a lost key or request from the Tenant will be **$50 per lock**.

19. PEST CONTROL

The Premises will be delivered free of pests. The Tenant must notify the Landlord immediately of any pest infestations. Any infestations found after the first **30 days** of tenancy will be the Tenant's responsibility unless otherwise determined by an inspection.

20. CLEANLINESS AND SANITATION

- The Tenant must maintain the Premises in a clean and sanitary condition. No hoarding or storage of excessive items inside or outside the Premises is allowed.
- The Tenant is responsible for ensuring that trash is placed in proper receptacles and taken out on scheduled collection days. The Tenant will be charged for any cleaning or pest control necessary due to unsanitary conditions.

21. ALTERATIONS

- No alterations, including but not limited to painting, installation of wallpaper, or structural changes, may be made without prior written consent from the Landlord.
- The Tenant may not install additional locks, rekey existing locks, or install any alarm system without the Landlord's written approval.

22. NO ILLEGAL ACTIVITY

The Tenant, their guests, or any invitees shall not use the Premises for any unlawful purpose or violate any local, state, or federal law. Any illegal activity will result in immediate eviction and forfeiture of the security deposit.

23. TERMINATION

Either party may terminate the Lease by providing **30 days' written notice**. Early termination by the Tenant will result in forfeiture of the security deposit and an additional early termination fee of **$500**. If the Lease is terminated by the Landlord due to the Tenant's breach, the Tenant will be responsible for all remaining rent due under the Lease term.

24. DEFAULT

Failure to pay rent or comply with the terms of this Agreement constitutes default. In the event of default, the Landlord may pursue eviction and recover all damages, including attorney fees and court costs, incurred as a result of the default.

25. ENTIRE AGREEMENT

This Lease Agreement constitutes the entire agreement between the parties. Any amendments or modifications must be in writing and signed by both the Landlord and Tenant.

Tenant Signature: ____________________________

Date: ______________

Landlord (Invesync, LLC) Signature: _John Neu_________ **Date**: 11/2/24______________